# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Standard BioTools Inc., CIK 0001162194
CUSIP: 34385P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 MILK STREET, 10TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/06/2026
Filed by CIK 0001534261
Persons authorized to receive notices and communications: Eli Casdin, Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, New York (NY), 10019, 212) 897-5430

## Reporting persons
- Casdin Capital, LLC (CIK 0001534261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 88,783,856; sole dispositive power 0; shared dispositive power 88,783,856; aggregate amount beneficially owned 88,783,856 (22.7% of the class)
- Casdin Private Growth Equity Fund II, L.P. (CIK 0001891102): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,939,637; sole dispositive power 0; shared dispositive power 13,939,637; aggregate amount beneficially owned 13,939,637 (3.6% of the class)
- Casdin Private Growth Equity Fund II GP, LLC (CIK 0001919480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,939,637; sole dispositive power 0; shared dispositive power 13,939,637; aggregate amount beneficially owned 13,939,637 (3.6% of the class)
- Casdin Partners Master Fund, L.P. (CIK 0001534265): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 72,100,000; sole dispositive power 0; shared dispositive power 72,100,000; aggregate amount beneficially owned 72,100,000 (18.5% of the class)
- Casdin Partners GP, LLC (CIK 0001534260): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,100,000; sole dispositive power 0; shared dispositive power 72,100,000; aggregate amount beneficially owned 72,100,000 (18.5% of the class)
- Eli Casdin (CIK 0001534264): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,061,922; shared voting power 88,783,856; sole dispositive power 5,061,922; shared dispositive power 88,783,856; aggregate amount beneficially owned 93,845,778 (23.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Standard BioTools Inc.
Address of issuer's principal executive offices: 50 MILK STREET, 10TH FLOOR, BOSTON, Massachusetts (MA), 02109
Comment: The name of the issuer is Standard BioTools Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 50 Milk Street, 10th Foor, Boston, Massachusetts 02109. This Schedule 13D amendment relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: (a), (f) This Schedule 13D is being filed by Casdin Capital, LLC, a Delaware limited liability company ("Casdin"), Casdin Private Growth Equity Fund II, L.P., a Delaware limited partnership ("Casdin PGEII"), Casdin Private Growth Equity Fund II GP, LLC, a Delaware limited liability company ("Casdin PGEII GP"), Casdin Partners Master Fund L.P., a Cayman Islands exempted limited partnership ("Casdin PMF"), Casdin Partners GP, LLC, a Delaware limited liability company ("Casdin GP"), and Eli Casdin, a United States citizen (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.
Present principal occupation or employment: The principal business of Casdin is serving as an investment adviser to its clients. The principal business of Casdin GP and Casdin PGEII GP is serving as the general partner to certain private funds. Casdin is the investment manager to Casdin PMF and Casdin PGEII. Casdin GP is the general partner of Casdin PMF, and Casdin PGEII GP is the general partner of Casdin PGEII. The principal business of Casdin PMF and Casdin PGEII is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: (d), (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 23, 2022, the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Convertible Preferred Stock ("Series B-1 Preferred Stock") to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000. Pursuant to the Loan Agreement (defined below), (i) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (ii) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement (as defined below), (A) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF under the Loan Agreement was automatically converted into 10,696 shares of Series B-1 Preferred Stock and (B) the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII under the Loan Agreement was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Casdin PGEII and Casdin PMF used working capital to fund the term loan and purchase of the Series B-1 Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D amendment filed on November 28, 2025 is hereby supplemented by the addition of the following:

On June 6, 2026, the Issuer, Treeline Biosciences, Inc., a Delaware corporation (the "Company"), and Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the "Merger"). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger ("Effective Time"), each share of capital stock of the Company will be converted into the right to receive a number of Shares in accordance with the Exchange Ratio (as defined in the Merger Agreement).

Voting Agreement

Also on June 6, 2026, in connection with the Merger Agreement, the Issuer, the Company and Merger Sub entered into a voting agreement (the "Voting Agreement") with Casdin Private Growth Equity Fund II, L.P., Casdin Private Growth Equity Fund, L.P., Casdin Partners Master Fund, L.P. and Eli Casdin (collectively, the "Casdin Parties"). Pursuant to the Voting Agreement, the Casdin Parties have agreed, among other things, subject to the terms and conditions thereof, to: (i) vote their owned securities of record of the Issuer: (1) in favor of the approval of (i) the issuance of Shares to holders of Company stock pursuant to the Merger Agreement, (ii) an amendment to the Issuer's charter pursuant to which the name of Issuer will be changed to "Treeline Biosciences Holdings, Inc.", (iii) a reverse stock split of all outstanding Shares at a reverse stock split ratio mutually agreed to by the Company and the Issuer, and (iv) the adoption of the Post-Closing Equity Incentive Plan and Post-Closing ESPP (each as defined in the Merger Agreement); (2) in favor of any proposal to adjourn to a later date if there is not a quorum or sufficient affirmative votes (in person or by proxy) for approval of any such matters on the date on which the meeting is held; (3) against any action or agreement that would reasonably be expected to result in the conditions set forth in the Merger Agreement not being fulfilled or a breach of a covenant, representation or warranty or any other material obligation or agreement of the Issuer contained in the Merger Agreement; (4) against any action, proposal, transaction or agreement that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the fulfillment of the Issuer's or Merger Sub's conditions to closing under the Merger Agreement; and (5) against any third party acquisition transactions; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.

In the event that the Special Committee of the Issuer's board of directors effects a Parent Change in Recommendation (as defined in the Merger Agreement): (i) 37.5% of the Casdin Parties' shares of Issuer capital stock entitled to vote with respect to a matter that is the subject of Parent Change in Recommendation (an "Applicable Matter") are released from the voting requirements and may be voted in the Casdin Parties' discretion; and (ii) if, the aggregate covered shares subject to voting requirements under the Voting Agreement and any covered shares subject to similar voting agreements entered into with other stockholders of the Issuer in connection with the Merger Agreement represent more than 30% of the outstanding shares of Issuer capital stock entitled to vote on the Applicable Matter, then a number of shares will be released on a pro rata basis (across all such stockholders) such that the aggregate number of outstanding shares of Issuer capital stock subject to the voting requirements in the Voting Agreement and all other voting agreements is reduced to approximately 30% of the outstanding shares of Issuer capital stock.

The Voting Agreement further provides that nothing therein restricts any stockholder (or its affiliates or designees) who serves as a director, board observer or officer of Parent from acting or voting in such capacity in accordance with his or her fiduciary duties. Actions taken in such capacity, including supporting or advocating for a change in recommendation or a superior proposal, will not constitute a breach of the Voting Agreement, which applies solely to such person in his, her or its capacity as a stockholder.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Voting Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, the Casdin Parties entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which, subject to specified exceptions, the Casdin Parties agreed not to offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, shares of the common stock of the combined company (or any securities convertible into or exercisable or exchangeable for shares of the common stock of the combined company) held by such person for a period of 180 days following the closing of the transactions Merger.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer's business, assets, operations, financial condition and/or prospects, legal, regulatory and/or contractual restrictions (such as the expiration of the cooling-off period and the transfer restrictions in the Voting Agreement and the Lock-Up Agreement) and other factors: (i) purchase additional Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) enter into hedging transactions with respect to the Shares, options or other securities of the Issuer now beneficially owned or hereafter acquired by them; (iv) engage in communications with, without limitation, one or more holders of the Issuer's securities or derivatives, officers of the Issuer, members of the Issuer's board of directors, advisors, potential strategic partners, investment professionals, and/or other persons regarding the Merger or the Issuer more generally, including but not limited to its operations, governance, and control; and (v) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (e) As of the date hereof, Casdin may be deemed to be the beneficial owner of 88,783,856 Shares, constituting 22.7% of the Shares, based upon 390,368,119* Shares outstanding.

Casdin has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 88,783,856 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 88,783,856 Shares.

As of the date hereof, Casdin PGEII and Casdin PGEII GP may be deemed to be the beneficial owners of 13,939,637 Shares, constituting 3.6% of the Shares, based upon 390,368,119* Shares outstanding. As of the date hereof Casdin PGEII and Casdin PGEII GP have ceased to be the beneficial owners of more than five percent of the Shares.

Casdin PGEII and Casdin PGEII GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 13,939,637 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 13,939,637 Shares.

As of the date hereof, Casdin GP may be deemed to be the beneficial owner of 72,100,000 Shares, constituting 18.5% of the Shares, based upon 390,368,119* Shares outstanding.

Casdin GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 72,100,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 72,100,000 Shares.

As of the date hereof, Casdin PMF may be deemed to be the beneficial owner of 72,100,000 Shares, constituting 18.5% of the Shares, based upon 390,368,119* Shares outstanding.

Casdin PMF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 72,100,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and had the shared power to dispose or direct the disposition of 72,100,000 Shares.

As of the date hereof, Eli Casdin may be deemed to be the beneficial owner of 93,845,778 Shares, constituting 23.9% of the Shares, based upon 392,475,988** Shares outstanding.

Eli Casdin has the sole power to vote or direct the vote of 5,061,922 Shares; has the shared power to vote or direct the vote of 88,783,856 Shares; has the sole power to dispose or direct the disposition of 5,061,922 Shares; and had the shared power to dispose or direct the disposition of 88,783,856 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

*This outstanding Shares figure reflects the 390,368,119 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 6, 2026.

*This outstanding Shares figure reflects the 390,368,119 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 6, 2026 and 2,107,869 options and warrants held by Eli Casdin.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stock Purchase Agreement

On January 23, 2022, Casdin PMF and Casdin PGEII entered into the Series B-1 Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell (a) 78,750 shares of Series B-1 Preferred Stock to Casdin PMF in exchange for cash consideration of $78,750,000 and (b) 33,750 shares of Series B-1 Preferred Stock to Casdin PGEII in exchange for cash consideration of $33,750,000.

Loan Agreement

On January 23, 2022, the Issuer entered into a loan agreement (the "Loan Agreement"), dated and effective as of January 23, 2022, pursuant to which (a) Casdin PMF provided a term loan to the Issuer in an aggregate original principal amount of $8,750,000 and (b) Casdin PGEII provided a term loan to the Issuer in an aggregate original principal amount of $3,750,000.

The loans were fully drawn on January 24, 2022. Upon the issuance of the Series B-1 Preferred Stock pursuant to the Stock Purchase Agreement, the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PMF was automatically converted into 10,696 shares of Series B-1 Preferred Stock and the aggregate principal amount of the term loan and all unpaid interest owed to Casdin PGEII was automatically converted into 4,584 shares of Series B-1 Preferred Stock, in each case in accordance with the terms of the Loan Agreement.

Exchange Agreement

On March 18, 2024, Casdin PMF and Casdin PGEII entered into an exchange agreement (the "Exchange Agreement") with the Issuer, pursuant to which (a) Casdin PMF exchanged 89,446 shares of Series B-1 Preferred Stock for 32,525,821 shares of Common Stock and (b) Casdin PGEII exchanged 38,334 shares of Series B-1 Preferred Stock for 13,939,637 shares of Common Stock

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Series B-1 Convertible Preferred Stock Purchase Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Private Growth Equity Fund II, L.P., and Casdin Partners Master Fund, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed on January 24, 2022) (File No. 001-34180).

Exhibit C: Series B-1 Loan Agreement, dated as of January 23, 2022, by and among Standard BioTools Inc. (f/k/a Fluidigm Corporation), Casdin Partners Master Fund, L.P., and Casdin Private Growth Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on January 24, 2022) (File No. 001-34180).

Exhibit D: Exchange Agreement, dated as of March 18, 2024, by and among Standard BioTools Inc., Casdin Private Growth Equity Fund II, L.P., Casdin Partners Master Fund, L.P., Viking Global Opportunities Illiquid Investments Sub-Master LP, and Viking Global Opportunities Drawdown (Aggregator) LP (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on March 18, 2024) (File No. 001-34180).

Exhibit E: Form of Voting Agreement, dated as of June 6, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on June 8, 2026) (File No. 001-34180).

## Signatures
- Casdin Capital, LLC: /s/ Eli Casdin, Eli Casdin, Managing Member (06/09/2026)
- Casdin Private Growth Equity Fund II, L.P.: By: Casdin Private Growth Equity Fund II GP, LLC, By: /s/ Eli Casdin, Eli Casdin, Manager (06/09/2026)
- Casdin Private Growth Equity Fund II GP, LLC: /s/ Eli Casdin, Eli Casdin, Managing Member (06/09/2026)
- Casdin Partners Master Fund, L.P.: By: Casdin Partners GP, LLC, its general partner, By: /s/ Eli Casdin, Eli Casdin, Managing Member (06/09/2026)
- Casdin Partners GP, LLC: /s/ Eli Casdin, Eli Casdin, Managing Member (06/09/2026)
- Eli Casdin: s/ Eli Casdin, Eli Casdin (06/09/2026)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.